PRESS RELEASE

EXHIBIT B

Press Release No. 03-09

METALLICA RESOURCES TO BEGIN TRADING ON AMEX ON
OCTOBER 30, 2003

October 30, 2003, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that on October 23, 2003 it received formal approval to list its common shares on the American Stock Exchange (AMEX). Metallica’s common shares expect to commence trading on the AMEX on October 30, 2003, under the trading symbol “MRB”. It will continue to trade on the Toronto Stock Exchange (TSX) under the symbol “MR”.

Ritch Hall, President and CEO of Metallica, stated, “Metallica is pleased to be listed on the American Stock Exchange. It makes the company more accessible to current and prospective United States investors by providing them with a convenient and accessible trading environment. The listing on the AMEX is another important step for Metallica as it moves from a successful exploration company to a gold and silver producer.”

Subject to completion of the necessary financing, Metallica anticipates construction at its Cerro San Pedro project in Mexico to begin in the first quarter of 2004 with production commencing by the end of 2004. As previously reported, the Cerro San Pedro project is forecast to have annual production averaging 90,400 ounces of gold and 2.1 million ounces of silver, or approximately 120,000 ounces of gold equivalent, over its projected life of 8.5 years. The capital cost to develop the mine is estimated at $28.2 million and the operating cost is estimated at $160 per ounce of gold produced, when using the Gold Institute method of calculation and a silver price of $5.36 per ounce. The after-tax internal rate of return (IRR) and net present value (NPV), when discounted at 5%, are 29.7% and $48 million, respectively, when using a gold price of $375 per ounce and a silver price of $5.36 per ounce. The mineable reserves at the Cerro San Pedro project are estimated at approximately 1.2 million ounces of gold and 47 million ounces of silver when using a gold price of $325 per ounce.

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile. Based on a previously reported resource estimate, completed by Noranda Inc in September 2002, the La Fortuna deposit at El Morro contains an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold at an 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. Noranda is currently earning a 70% interest in the project.

Metallica’s total resources from the Cerro San Pedro project and 30% of the El Morro project are approximately 5.1 million ounces of gold, 91 million ounces of silver and 1.9 billion pounds of copper. These resources include the mineable reserve at Cerro San Pedro of 1.2 million ounces of gold and 47 million ounces of silver.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 43 million common shares outstanding. Please visit Metallica’s website at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.